SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 _____________

                                 SCHEDULE 13G
                                (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)
                          (Amendment No. _________){1}


                        The United Illuminating Company
-------------------------------------------------------------------------------
                               (Name of Issuer)

                          Common Stock, no par value
-------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                    910637
-------------------------------------------------------------------------------
                                (CUSIP Number)

                                June 16, 1998
-------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


      Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

            /  / Rule 13d-1(b)

            /X / Rule 13d-1(c)

            /  / Rule 13d-1(d)

**FOOTNOTES**

     {1}   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 910637                      13G                      Page 2 of 6 Pages


  1   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      The Darland Trust

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                               (b) /X/

  3   SEC USE ONLY

  4   CITIZENSHIP OR PLACE OF ORGANIZATION

      Cayman Islands


          NUMBER OF          5    SOLE VOTING POWER
           SHARES                 146,000 shares (see Row 9, below)
        BENEFICIALLY         6    SHARED VOTING POWER
        OWNED BY EACH             0 shares
          REPORTING          7    SOLE DISPOSITIVE POWER
           PERSON                 0 shares
            WITH             8    SHARED DISPOSITIVE POWER
                                  146,000 shares (see Row 9, below)


 9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 146,000 shares, held on its behalf by its trustee, Rothschild Trust Cayman Limited

 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES*                                              /X/

 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      1.0%

 12   TYPE OF REPORTING PERSON*
      OO


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).  Name of Issuer:

            The United Illuminating Company

Item 1(b).  Address of Issuer's Principal Executive Offices:

            157 Church Street
            New Haven, CT 06506

Item 2(a).  Name of Person Filing:

            The Darland Trust

Item 2(b).  Address of Principal Business Office or, if None, Residence:

            FBO: The Darland Trust
            P.O. Box 472
            St. Peter's House, Le Bordage
            St. Peter Port
            Guernsey GYI6AX
            Channel Islands

Item 2(c).  Citizenship:

            Cayman Islands

Item 2(d).  Title of Class of Securities:

            common stock, no par value ("Common Stock")

Item 2(e).  CUSIP Number:

            910637

Item 3. If this statement is filed pursuant to Rule 13d-1(c), check this box. [ x ]

Item 4.     Ownership.*

            (a)  Amount Beneficially Owned: 146,000 shares

            (b)  Percent of Class: 1.0 %

            (c)  Number of shares as to which such person has:

            (i)  Sole power to vote or to direct the vote: 146,000 shares

            (ii) Shared power to vote or to direct the vote: 0 shares

            (iii)Sole power to dispose or to direct the disposition of:
                 0 shares

            (iv) Shared power to dispose or to direct the disposition of:
                 146,000 shares

     * The 146,000 shares of Common Stock beneficially owned by the reporting person are held on its behalf by its trustee, Rothschild Trust Cayman Limited (the "Trustee").

        This schedule does not relate to, and, in accordance with Rule 13d-4 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the reporting person expressly declares that the filing of this statement shall not be construed as an admission that it is, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of, any of the (i) 79,200 shares of Common Stock, or 0.6% of the shares of Common Stock outstanding, owned by Cheryl A. Chase who, together with her children, are the beneficiaries of the reporting person, (ii) 400,000 shares of Common Stock, or 2.8% of the shares of Common Stock outstanding, owned by Rhoda L. Chase, the mother of Cheryl A. Chase, (iii) 225,400 shares of Common Stock, or 1.6% of the shares of Common Stock outstanding, owned by Arnold L. Chase, the brother of Cheryl
        A. Chase, or (iv) 200,000 shares of Common Stock, or 1.4% of the shares of Common Stock outstanding, owned by American Ranger, Inc. ("American Ranger"), a company which is owned and controlled by the Chase family, as described below. David T. Chase (the husband of Rhoda L. Chase and the father of Cheryl A. Chase and Arnold L. Chase) may be deemed to be a beneficial owner of 79,000 of the shares of Common Stock referred to in clause (i) of the immediately preceding sentence, all of the shares of Common Stock referred to in clause (ii) of the immediately preceding sentence and 225,000 of the shares of Common Stock referred to in clause (iii) of the immediately preceding sentence.

        American Ranger is a wholly-owned subsidiary of D.T. Chase Enterprises, Inc. ("DTCE"), a holding company for various Chase family interests. David T. Chase, Arnold L. Chase and Cheryl A. Chase are the directors and executive officers of American Ranger and the directors and three of the executive officers of DTCE. All of the outstanding stock of DTCE is owned by David T. Chase (33.95%), Rhoda L. Chase (2.21%), Arnold L. Chase (9.34%), Cheryl
        A. Chase (14.74%), five trusts for the benefit of Arnold L. Chase's children and two trusts for the benefit of Arnold L. Chase, his spouse and/or his children, of which Stanley N. Bergman and Arnold
        L. Chase are co-trustees (20.15% in the aggregate), and five trusts for the benefit of Cheryl A. Chase's children and two trusts for the benefit of Cheryl A. Chase and/or her children, of which Stanley N. Bergman and Cheryl A. Chase are co-trustees (19.61% in the aggregate).

        This filing is being made because of the relationships between the reporting person and the other persons named in this Item. The reporting person has not agreed to act together with the foregoing persons or with any other person or entity for the purpose of acquiring, holding, voting or disposing of shares of Common Stock and the reporting person disclaims membership in any "group" with respect to the Common Stock for purposes of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b)(1) thereunder.

Item 5. Ownership of Five Percent or Less of a Class.

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

        Each of David T. Chase and the Trustee, on behalf of the reporting person, has the power to direct the dividends from, and the proceeds from the sale of, the shares of Common Stock beneficially owned by the reporting person. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the reporting person.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

        Not Applicable

Item 8. Identification and Classification of Members of the Group.

        Not Applicable

Item 9. Notice of Dissolution of Group.

        Not Applicable

Item 10.Certification.

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                 SIGNATURE


     After reasonable inquiry and to the best of its knowledge and belief, the reporting person certifies that the information set forth in this statement is true, complete and correct.





Dated:   June 16th, 1998         The Darland Trust

                                 By: Rothschild Trust Cayman Limited, Trustee



                                 By:   /s/ D.N. Allison
                                       Name: D.N. Allison
                                       Title: Director



                                 By:   /s/ C.J. Dickinson
                                       Name: C.J. Dickinson
                                       Title: Director